Yatra Online, Inc.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008
Haryana, India

July 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549
Attention: Liz Packebusch

Re:	Yatra Online, Inc. Acceleration Request for Registration Statement on Form F-3 File No. 333-256442

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Yatra Online, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to Monday, July 12, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jocelyn Arel at (617) 570-1067. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jocelyn M. Arel, by email to JArel@goodwinlaw.com.

If you have any questions regarding this request, please contact Jocelyn M. Arel of Goodwin Procter LLP at (617) 570-1067.

Sincerely,

YATRA ONLINE, INC.

/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

cc:	Darpan Batra, Yatra Online, Inc.
Jocelyn M. Arel, Goodwin Procter LLP
Audrey Leigh, Goodwin Procter LLP

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